UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES

PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

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SEC USE ONLY

DOCUMENT SEQUENCE NO.

CUSIP NUMBER
1(a) NAME OF ISSUER (PLEASE TYPE OR PRINT) Aberdeen Australia Equity Fund, Inc.		(b) IRS IDENT. NO.	(c) S.E.C. FILE NO. 811-04438	WORK LOCATION

1(d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE 45 Broadway, 21st Floor New York New York 10006				(e) TELEPHONE NO.

				AREA CODE 800	NUMBER 522-5465

2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD Bankgesellschaft Berlin AG	(b) IRS IDENT NO.	(c) RELATIONSHIP TO ISSUER 10% Owner	(d) ADDRESS STREET CITY STATE ZIP CODE Alexanderplatz 2 Berlin, Germany 2M D10178

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY	(c) Number of Shares or Other Units To Be Sold (See Instr. 3(c))	(d) Aggregate Market Value (See Instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See Instr. 3(e))	(f) Approximate Date of Sale (See Instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See Instr. 3(g))
		Broker-Dealer File Number
Common Stock, par value $.01 per share	Cantor Fitzgerald One America Square London EC3N 2LS United Kingdom		72,000	$933,120 as of October 31, 2005	16,777,298	11-01-05 and subsequent	AMEX

INSTRUCTIONS:

1.   (a)  Name of issuer
(b)  Issuer’s I.R.S. Identification Number
(c)  Issuer’s S.E.C. file number, if any
(d)  Issuer’s address, including zip code
(e)  Issuer’s telephone number including area code

2.   (a)  Name of person for whose account the securities are to be sold
(b) Such person’s I.R.S. identification number, if such person is an entity
(c)  Such person’s relationship to the Issuer (e.g., officer, director, 10%
      stockholder, or member of immediate family of any of the foregoing)
(d) Such person’s address, including zip code

3.   (a)  Title of the class of securities to be sold
(b)  Name and address of each broker though whom the securities are intended to be sold
(c)  Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
(d)  Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
(e)  Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
(f)  Approximate date on which the securities are to be sold
(g)  Name of each securities exchange, if any, on which the securities are intended to be sold.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

C 1147 (01-04)

TABLE I – SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Name of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock	17th October 2002	Purchase Agreement	Mira, L.P.	5,348,149	22nd October 2002	Cash

INSTRUCTIONS:      1.   If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments, describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II – SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Bankgesellschaft Berlin AG Alexanderplatz 2 D10178 Berlin GERMANY	Common Stock of Aberdeen Australia Equity Fund Inc.	8/16/05 8/17/05 8/19/05 8/22/05 8/24/05 8/25/05 9/26/05 9/27/05 9/30/05 10/3/05	2,700 2,700 5,600 10,000 10,500 7,900 35,300 25,000 7,000 13,000	33,754.05 33,626.88 69,903.12 125,130.00 131,090.40 98,504.31 477,464.27 388,140.00 94,266.90 172,161.60

REMARKS:

INSTRUCTIONS:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

November 1, 2005

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed

/s/ Moritz Sell, Director.

DATE OF NOTICE	(SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.

Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)